EXPENSE LIMITATION AGREEMENT
NEUBERGER BERMAN ALTERNATIVE FUNDS

NEUBERGER BERMAN RISK BALANCED COMMODITY STRATEGY FUND

1290 Avenue of the Americas
New York, New York 10104

February 24, 2017

Neuberger Berman Investment Advisers LLC
1290 Avenue of the Americas
New York, New York 10104

Dear Ladies and Gentlemen:

 Neuberger Berman Risk Balanced Commodity Strategy Fund (“Fund”) is a series of Neuberger Berman Alternative Funds, a Delaware statutory trust (“Trust”).

 You hereby agree, from February 28, 2017 until each date noted on Schedule A (each a “Limitation Period”), to waive fees and/or reimburse annual operating expenses (excluding interest, taxes, brokerage commissions, acquired fund fees and expenses, dividend and interest expenses relating to short sales, and extraordinary expenses, if any) (“Operating Expenses”) of the Fund’s respective Classes noted on Schedule A (each a “Class”) so that the Operating Expenses of each Class are limited to the respective rate per annum, as noted on Schedule A, of that Class’s average daily net assets (each an “Expense Limitation”). Commitment fees relating to borrowings are treated as interest for purposes of this section.  For all purposes hereof, the Operating Expenses of each Class are deemed to include a proportionate part ‑‑ determined by dividing that Class’s average daily net assets by the Fund’s aggregate average daily net assets ‑‑ of the Operating Expenses of Neuberger Berman Cayman Commodity Fund I Ltd., an exempted company incorporated in the Cayman Islands that is wholly owned by the Fund, or any other wholly owned subsidiary of the Fund advised by Neuberger Berman Investment Advisers LLC (collectively, “Subsidiary”).  You further agree to pay any reimbursement made pursuant to the Expense Limitation to the Fund, on each applicable Class’s behalf, and the Subsidiary in proportion to their respective Operating Expenses that gave rise to the reimbursement.

The Fund and the Subsidiary agree to repay you out of assets attributable to its respective Class noted on Schedule A for any fees waived by you under an Expense Limitation or any Operating Expenses you reimburse in excess of an Expense Limitation, provided that the repayment does not cause that Class’ Operating Expenses to exceed the expense limitation in place at the time the fees were waived and/or the expenses were reimbursed, or the expense limitation in place at the time the Fund or the Subsidiary repays you, whichever is lower. Any such repayment must be made within three years after the year in which you incurred the expense. The percentage of any such repayment to be made by the Subsidiary shall equal the percentage of the waiver/reimbursement from which the Subsidiary benefitted that is subject to repayment, beginning with the earliest year in the aforementioned three-year period in which it so benefitted and then the next year thereafter.  In no event shall the Subsidiary be responsible for repaying more than the Subsidiary’s share of the waiver or reimbursement to which the total repayment relates.
 You understand that you shall look only to the assets attributable to the applicable Class and to the Subsidiary for the Fund’s and the Subsidiary’s respective performance of this Agreement and for payment of any claim you may have hereunder, and neither any other series of the Trust or Class, nor any of the Trust’s trustees, officers, employees, agents, or shareholders, whether past, present or future, shall be personally liable therefor.

 This Agreement is made and to be performed principally in the State of New York, and except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of New York.  Any amendment to this Agreement shall be in writing signed by the parties hereto and requires approval of the Board of Trustees of the Trust, including a majority of the Trustees who are not “interested persons” of the Trust, as that term is defined in the Investment Company Act of 1940.  This Agreement supersedes any prior agreement with respect to the subject matter hereof as of February 28, 2017.

 If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours,

NEUBERGER BERMAN ALTERNATIVE FUNDS,
on behalf of
NEUBERGER BERMAN RISK BALANCED COMMODITY STRATEGY FUND

	By:	/s/ Robert Conti

	Name:	Robert Conti

	Title:	Chief Executive Officer and President

NEUBERGER BERMAN CAYMAN COMMODITY FUND I LTD.

	By:	/s/ Robert Conti

	Name:	Robert Conti

	Title:	Director

The foregoing Agreement is hereby accepted as of February 24, 2017

NEUBERGER BERMAN INVESTMENT ADVISERS LLC

By:	/s/ Robert Conti

Name:	Robert Conti

Title:	Managing Director and President -- Mutual Funds

SCHEDULE A

Fund	Class	Limitation Period	Expense Limitation

Neuberger Berman Risk Balanced Commodity Strategy Fund	Class A	10/31/2020	1.09%
	Class C	10/31/2020	1.84%
	Institutional	10/31/2020	0.73%

*For purposes of this limitation, the Fund’s Operating Expenses shall be deemed to include the Operating Expenses of Neuberger Berman Cayman Commodity Fund I Ltd., a wholly owned subsidiary of the Fund, and any other wholly owned subsidiary of the Fund advised by Neuberger Berman Investment Advisers LLC.